Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Post-Effective Amendment No. 3 to the Registration Statement (Form S-3 No. 333-268473) and related Prospectus of Hawaiian Holdings, Inc. for the registration of a warrant to purchase 9,442,443 shares of common stock and 9,442,443 shares of common stock and to the incorporation by reference therein of our reports dated February 15, 2023, with respect to the consolidated financial statements of Hawaiian Holdings, Inc., and the effectiveness of internal control over financial reporting of Hawaiian Holdings, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2022, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Honolulu, Hawai‘i

May 5, 2023